EXECUTION VERSION

UNDERWRITING AGREEMENT

December 19, 2017

SilverCrest Metals Inc.
570 Granville Street, Suite 501
Vancouver, BC
V6C 3P1

Attention:	N. Eric Fier
President, Chief Executive Officer and Director

Dear Mr. Fier:

The undersigned, National Bank Financial Inc. (the “Lead Underwriter”), PI Financial Corp. (together with the Lead Underwriter, the “Co-Lead Underwriters”), Cormark Securities Inc. and Eight Capital (each, including the Co-Lead Underwriters, an “Underwriter” and collectively, the “Underwriters”) understand that SilverCrest Metals Inc., a company organized under the laws of the Province of British Columbia (the “Company”) proposes to issue and sell an aggregate of 5,715,000 units (the “Units”) to the Underwriters. Each Unit is comprised of one common share in the capital of the Company (each a “Unit Share”) and one half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional common share in the capital of the Company (each a “Warrant Share”) at an exercise price of $1.45 per Warrant Share for a period of 24 months from the Closing Date (as defined below). Each Warrant shall be issued pursuant to and subject to the terms of a warrant indenture (the “Warrant Indenture”) to be entered into between the Company and Computershare Trust Company of Canada. The Underwriters hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company in the percentages set forth in section 7.1 of this Agreement, all but not less than all of the Units on a “bought deal” basis, at the purchase price of $1.05 per Unit (the “Purchase Price”) for aggregate gross proceeds of $6,000,750.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 7.1 of this Agreement (as defined below)) an option (the “Underwriters’ Option”), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 3,622,810 Units (the “Option Units”) at the Purchase Price for additional aggregate gross proceeds of up to $3,803,950.50 for the purpose of covering the Underwriters’ over-allocation position. The Underwriters’ Option shall be non-assignable and shall be exercisable, in whole or in part at any time up to 48 hours before the Closing Time. The offering of the Units and any Option Units by the Company described in this Agreement are hereinafter referred to as the “Offering”.

The net proceeds of the Offering are intended to be used for the Company’s continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes. In consideration of the Underwriters’ agreement to purchase the Units and Option Units (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Lead Underwriter, for and on behalf of all of the Underwriters, a cash fee (the “Underwriting Fee”) in an amount equal to 6.0% of the gross proceeds received by the Company from the issue and sale of the Units and any Option Units, except those Units that are subject to the President’s List Exemption (as defined below). In relation to pre-identified individual purchasers of the Offering, agreed upon between the Company and the Lead Underwriter (the “President’s List”), the fee payable on proceeds from the sale of Units placed with the President’s List will be 4% (the “President’s List Exemption”). The President’s List Exemption will be applicable for up to $1,000,000 of proceeds of the Offering. For greater certainty, for any proceeds raised from the President’s List in excess of $1,000,000, the fee payable to the Underwriters will be 6%. The Underwriting Fee shall be payable on the Closing Date.

The Offering shall take place in the Qualifying Jurisdictions (as defined below) and in the United States, provided, however, that (a) offers and sales of Unit Shares, Warrants or Warrant Shares to U.S. Purchasers (as defined below) by the Underwriters acting through their U.S. Affiliates (as defined below), shall be made in compliance with applicable federal and state securities laws of the United States, in each case to persons who the Underwriters and their U.S. Affiliates reasonably believe to be (i) Qualified Institutional Buyers (as defined below) pursuant to Rule 144A as defined below) under the U.S. Securities Act (as defined below) and (ii) U.S. Institutional Accredited Investors (as defined below) pursuant to Rule 506(b) of Regulation D (as defined below) and/or Section 4(a)(2) under the U.S. Securities Act (as defined below) and, in each case, similar exemptions under applicable U.S. state securities laws; (b) offers and sales of Unit Shares, Warrants or Warrant Shares to U.S. Purchasers by the Company under the President’s List Exemption may be made to U.S. Accredited Investors (as defined below) that have a pre-existing relationship with the Company, pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) under the U.S. Securities Act and (c) in accordance with all other United States securities laws and the provisions of Schedule “A” to this Agreement. The Underwriters and the Company acknowledge that Schedule “A” forms part of this Agreement.

The Underwriters also understand that the Company proposes to concurrently issue and sell an aggregate of 235,000 units of the Company, having the same terms as the Units, directly to purchasers of units who are not purchasing further to this Agreement.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)

“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	“Agreement” means this agreement and includes the schedules hereto;

(c)

“Ancillary Documents” means the Warrant Indenture, the Subscription Agreements, and all agreements, certificates (including any certificates representing the Unit Shares, Warrants and Warrant Shares and officer’s certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and pursuant to this Agreement;

(d)	“Annual Financial Statements” has the meaning given to that term in subsection 4.1(z);

(e)

“Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of the provinces of Canada other than Quebec and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(f)	“Closing” and “Closing Date” have the meanings given to those terms in section 9.1;

(g)	“Closing Time” means 7:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date;

(h)	“Co-Lead Underwriters” has the meaning given to that term on page 1 of this Agreement;

(i)

“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(j)	“Common Shareholders” has the meaning given to that term in subsection 4.1(cc);

(k)	“Company” has the meaning given to that term on page 1 of this Agreement;

(l)	“Company’s Financial Statements” has the meaning given to that term in subsection 4.1(aa);

(m)	“Continuous Disclosure Materials” has the meaning given to that term in subsection 4.1(j) hereto;

(n)	“Defaulting Underwriter” has the meaning given to that term in section 7.2;

(o)	“Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(p)	“environmental laws” has the meaning given to that term in subsection 4.1(oo);

(q)	“IFRS” means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(r)	“Indemnitor” has the meaning given to that term in section 10.1;

(s)	“Interim Financial Statements” has the meaning given to that term in subsection 4.1(aa);

(t)	“Lead Underwriter” has the meaning given to that term on page 1 of this Agreement;

(u)	“Legal Opinions” has the meaning given to that term in subsection 5.1(f)(i) hereto;

(v)

“material adverse effect” means with respect to any person or entity, a material adverse effect on its and the subsidiary’s condition (financial or otherwise), business, properties, assets, liabilities (including contingent liabilities), results of operations or current prospects, taken as a whole or the ability of such party to perform its obligations hereunder other than any change, effect, event, development, occurrence, circumstance or state of facts relating to (i) any change in general economic conditions in Canada or the United States or any change in Canadian or United States financial, banking or currency exchange markets; (ii) any change or development resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural or man-made disaster or acts of God; or (iii) any change or development affecting the mining industry generally or in the mining industry in Canada; (iv) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Underwriters; (v) any matter of which any of the Underwriters are aware on the date hereof; (vi) any changes in applicable laws or accounting rules (including Canadian generally accepted accounting principles) or the enforcement, implementation or interpretation thereof; or (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company;

(w)	“material change” has the meaning given to that term in the Securities Act (British Columbia);

(x)	“Material Contracts” has the meaning given to that term in subsection 4.1(jj) hereto;

(y)	“material fact” has the meaning given to that term in the Securities Act (British Columbia);

(z)	“misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(aa)	“Minera Llamarada” means Compañía Minera La Llamarada, S.A. de C.V.;

(bb)

“Named Executive Officers” means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers of the Company at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(cc)	“NI 45-102” means National Instrument 45-102 Resale of Securities;

(dd)	“NI 51-102” has the meaning given to that term in subsection 4.1(ii) hereto;

(ee)	“OFAC” has the meaning given to that term in subsection 4.1(zz);

(ff)	“Offering” has the meaning given to that term on page 1 of this Agreement;

(gg)	“Officers’ Certificate” has the meaning given to that term in subsection 5.1(f)(iii) hereto;

(hh)	“Option Units” has the meaning given to that term on page 1 of this Agreement;

(ii)	“Personnel” has the meaning given to that term in section 10.1;

(jj)	“President’s List” has the meaning given to that term on page 2 of this Agreement;

(kk)	“President’s List Exemption” has the meaning given to that term on page 2 of this Agreement;

(ll)	“Property Rights” has the meaning given to that term in subsection 4.1(m);

(mm)	“Purchase Price” has the meaning given to that term on page 1 of this Agreement;

(nn)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A;

(oo)	“Qualifying Jurisdictions” means all the provinces of Canada other than Québec, and “Qualifying Jurisdiction” means any one of them;

(pp)	“Regulation D” means Regulation D under the U.S. Securities Act;

(qq)	“Regulation S” means Regulation S under the U.S. Securities Act;

(rr)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(ss)	“Regulatory Authorities” means collectively the Commissions and the TSX-V;

(tt)	“Rule 144A” means Rule 144 under the U.S. Securities Act;

(uu)	“Standard Listing Conditions” has the meaning given to that term in section 5.1(i) hereto;

(vv)	“Subscription Agreements” means the agreements to be entered into between the Company and each purchaser of Units in the forms agreed to by the Lead Underwriter and the Company;

(ww)	“Subsidiaries” means Minera Llamarada and NorCrest Metals Inc.;

(xx)	“Substituted Purchasers” has the meaning given to that term in section 3.2;

(yy)

“Technical Reports” means the technical report titled “Technical Report on the Las Chispas Property, Sonora, Mexico”, dated effective September 15, 2016 and the technical report titled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico” dated effective August 15, 2015, as amended September 15, 2015;

(zz)	“Title Opinion” has the meaning given to that term in section 5.1(f)(iv);

(aaa)	“TMX Group” has the meaning given to that term in section 12.1;

(bbb)	“trade” has the meaning given to that term in the Securities Act (British Columbia);

(ccc)	“TSX-V” means the TSX Venture Exchange;

(ddd)	“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(eee)	“Underwriters’ Option” means the option to purchase the Option Units granted to the Underwriters as set out on page 1 hereof;

(fff)	“Underwriting Fee” has the meaning given to that term on page 1 of this Agreement;

(ggg)	“Unit Shares” means the common shares that form part of the Units to be sold under the Offering and include any Unit Shares issued pursuant to the exercise of the Underwriters’ Option;

(hhh)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(iii)	“Units” means the units of the Company to be sold under the Offering, each comprised of one Unit Share and one-half of one Warrant;

(jjj)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

(kkk)	“U.S. Affiliates” means the U.S. registered broker-dealer affiliates of the Underwriters;

(lll)	“U.S. Institutional Accredited Investor” means an institutional “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(mmm)	“U.S. Legal Opinion” has the meaning given to that term in subsection 5.1(f)(ii);

(nnn)	“U.S. Person” means a “U.S. Person” as such term is defined in Rule 902(k) of Regulation S;

(ooo)

“U.S. Purchaser” means (a) any purchaser of Units or Option Units in the United States, (b) any person purchasing securities for the account or benefit of any person in the United States, (c) any person that receives or received an offer of the Units or Option Units while in the United States, and (d) any person that is in the United States at the time the purchaser’s buy order was made or the Subscription Agreement was executed or delivered except that U.S. Purchaser shall not include any person excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S, solely in their capacities as holders of such accounts;

(ppp)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder;

(qqq)	“U.S. Subscription Agreement” means the Subscription Agreement to be entered into between the Company and each U.S. Purchaser of Units in the forms agreed to by the Lead Underwriter and the Company;

(rrr)	“Warrant Shares” means the common shares to be issued upon exercise of the Warrants;

(sss)

“Warrants” means the common share purchase warrants of the Company which form part of the Units to be sold under the Offering, including pursuant to the exercise of the Underwriters’ Option, with each Warrant being exercisable into one Warrant Share for a period of 24 months following the Closing Date, at an exercise price of $1.45 per Warrant Share; and

(ttt)	“Warrant Indenture” has the meaning given to that term on page 1 of this Agreement;

(uuu)	All references to dollar figures in this Agreement are to Canadian dollars.

(vvv)	Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

(www)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of N. Eric Fier or Anne Yong, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2.	UNDERWRITERS’ OPTION

2.1

The Company hereby grants to the Underwriters the Underwriters’ Option to purchase severally and not jointly, nor jointly and severally, the Option Units upon the terms and conditions set forth herein.

2.2

The Underwriters’ Option shall be non-assignable and shall be exercisable, in whole or in part at any time, up to 48 hours before the Closing Time by the Lead Underwriter giving written notice to the Company in advance of such time, specifying the number of Option Units to be purchased.

3.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

3.1

Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Units, and by acceptance of this Agreement, the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Units. In the event the Underwriters exercise their right pursuant to the Underwriters’ Option to purchase the Option Units in whole or in part at any time, up to 48 hours before the Closing Time, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Option Units requested in the notice of exercise of the Underwriters’ Option.

3.2

The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers for the Units and Option Units (“Substituted Purchasers”), if any, or offer and sell any or all of the Units and Option Units to Qualified Institutional Buyers or U.S. Institutional Accredited Investors in connection with the private placement of the Units and Option Units, if any, to U.S. Purchasers only in accordance with the provisions of this Agreement and, without limiting the foregoing, specifically Schedule “A” to this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Units, and if the Underwriters’ Option is exercised, the Option Units being issued by the Company, and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers, Qualified Institutional Buyers or U.S. Institutional Accredited Investors. Each Substituted Purchaser shall purchase the Units and Option Units, as applicable, at the Purchase Price, and to the extent that Substituted Purchasers purchase such Units and Option Units, the obligations of the Underwriters to do so will be reduced by the number of such Units and Option Units purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

3.3

The distribution of the Units, the Underwriters’ Option and any Option Units shall be offered and sold to purchasers in reliance on prospectus exemptions under Applicable Securities Laws in the Qualifying Jurisdictions. Units and/or Option Units may also be offered and sold:

(a)

to U.S. Purchasers only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “A” hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which are hereby incorporated by reference; and

(b)

in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Units and/or Option Units in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions and will not result in the Company inheriting any reporting obligation in such jurisdictions as a result of such transaction.

3.4

The Company will use its best efforts to file or cause to be filed all documents required to be filed by the Company in connection with the purchase and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus, offering memorandum or similar disclosure document in Canada.

3.5

The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters and be paid out of, and not in addition to, the Underwriting Fee. The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters and shall be responsible for the actions of such other dealers.

3.6

Each Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering, including any registration obligation. Each Underwriter is also responsible for the actions of its U.S. Affiliates under this Agreement.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)

the Company is a duly constituted company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b)

the Company has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c)

the Company’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule “E” to this Agreement, and all such shares are legally or beneficially owned directly or indirectly by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d)

the Company (i) is and will at the Closing Time be, a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the provinces of Canada except for Quebec, and (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions;

(e)

the common shares of the Company are listed for trading on the TSX-V and the Company is not in default of any material listing requirement of the TSX-V applicable to the Company including any requirement that shareholder approval be obtained for the Offering or the issuance of the Units or Option Units;

(f)

the authorized capital of the Company consists of an unlimited number of common shares without par value of which 54,030,093 common shares were issued and outstanding as of the date immediately prior to the date of this Agreement as fully paid and non-assessable shares in the capital of the Company;

(g)

other than as set out in Schedule “B”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(h)

there are no material facts or material changes relating to the Company or its Subsidiaries, or their respective businesses, which have not been publicly disclosed in the Company’s continuous disclosure filings with the Regulatory Authorities;

(i)	no confidential material change report has been filed that remains confidential as of the date hereof;

(j)

all documents previously published or filed by the Company since December 6, 2016 with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and complied with Applicable Securities Laws in all material respects, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under, Applicable Securities Laws;

(k)

each of the Company and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on except as would not have a material adverse effect and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(l)

each of the Company and the Subsidiaries has good title to its respective material assets as disclosed in the Continuous Disclosure Materials, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Continuous Disclosure Materials or Schedule “D”;

(m)

all property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Subsidiaries holds an interest or right, which is considered material to the Company (collectively, the “Property Rights”) are completely and accurately described in the Continuous Disclosure Materials and Schedule “D” and, except as set forth in the Continuous Disclosure Materials or Schedule “D”, the Company or relevant Subsidiary is the legal or beneficial owner or optionholder of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them;

(n)

except as set out in the Continuous Disclosure Materials or Schedule “D”, no property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Subsidiaries as currently being conducted, or proposed to be conducted as described in the Continuous Disclosure Materials, and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(o)

other than as disclosed in the Continuous Disclosure Materials or Schedule “D”, none of the Company nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(p)	the Technical Reports filed by the Company with Regulatory Authorities have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(q)

each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, in each case in all material respects, and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or the Subsidiaries, exists with respect thereto;

(r)

the Company has all requisite corporate power and capacity to enter into this Agreement and the Ancillary Documents and to perform the transactions contemplated hereby and thereby and the granting of the Underwriters’ Option and the issuance and sale by the Company of the Units and Option Units have been duly authorized by all necessary corporate action of the Company, and this Agreement and the Ancillary Documents have been duly executed and delivered by the Company and are valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement and the Ancillary Documents as may be limited by applicable law;

(s)

upon their issuance, the Unit Shares and Warrant Shares will be validly allotted, issued and outstanding as fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except a four month and a day hold period restriction under NI 45-102, control person restrictions and restrictions under applicable U.S. securities laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(t)

when issued and sold by the Company in accordance with the terms hereof, the terms of the Unit Shares and Warrant Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company;

(u)

upon satisfaction of the Standard Listing Conditions, the Unit Shares, the Warrants and Warrant Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(v)

at the Closing Time, the Unit Shares and Warrants (subject to meeting distribution requirements) will be listed and posted for trading on the TSX-V and the Warrant Shares will be accepted for listing, subject to their issuance, and will be traded on the TSX-V;

(w)	Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the common shares of the Company;

(x)

the minute books and records of the Company and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Company and the Subsidiaries are all of the minute books and records of the Company and the Subsidiaries from incorporation, as the case may be, to present and contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(y)

each of the Company and the Subsidiaries maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company’s management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Company does not maintain title insurance over any of its material properties;

(z)

the audited financial statements of the Company for its fiscal year ended December 31, 2016, and notes thereto (the “Annual Financial Statements”) are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis;

(aa)

the unaudited financial statements of the Company for the nine months ended September 30, 2017 and notes thereto (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Company’s Financial Statements”) are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended and such financial statements were prepared in accordance with IFRS applied on a consistent basis;

(bb)	there has been no change in any material respect in accounting policies or practices of the Company or the Subsidiaries since December 31, 2016;

(cc)

none of the Company nor the Subsidiaries is indebted to any of its directors or officers, other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the “Common Shareholders”);

(dd)

the Company does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company or its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees;

(ee)	none of the Company nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(ff)

there are no material liabilities of the Company or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company’s Financial Statements except those incurred in the ordinary course of its business since December 31, 2016;

(gg)

since December 31, 2016, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or the Subsidiaries to carry on their business, such business having been carried on in the ordinary course;

(hh)

the directors, officers and key employees of the Company are as disclosed in the Continuous Disclosure Materials and the compensation arrangements with respect to the Company’s Named Executive Officers are as disclosed in the information circular for the Company’s annual general meeting held on May 31, 2017, and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(ii)

since December 6, 2016, none of the Company or any of the Subsidiaries has completed a “significant acquisition”, “significant disposition” or “significant probable acquisition” as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”));

(jj)

all contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the “Material Contracts”) have been disclosed in the Continuous Disclosure Materials and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(kk)	there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Continuous Disclosure Materials or Schedule “D”;

(ll)

all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2016 have been paid or accrued in the Company’s Financial Statements;

(mm)

the Company and each of its Subsidiaries have been assessed for all applicable taxes to and including the fiscal year ended December 31, 2016 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company’s Financial Statements;

(nn)

other than as disclosed in the Continuous Disclosure Materials or Schedule “D” or as disclosed in the Title Opinion, there are or will be no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or the Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(oo)

none of the Company nor the Subsidiaries has been, in any material respect, in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”); without limiting the generality of the foregoing:

(i)

the Company and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Company or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Subsidiaries;

(pp)

other than as disclosed in the Title Opinion, no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, and, to the best of the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(qq)

none of the Company nor the Subsidiaries and to the best of the Company’s knowledge their respective directors, officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, except as would not have a material adverse effect on the Company and the Subsidiaries, taken as a whole;

(rr)

the Company’s auditors are independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102 between the Company and such auditors, who audited the Company’s Financial Statements and who provided their audit report thereon were, as at the date of their audit report independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors nor has there been any event which has led the Company’s current auditors to threaten to resign as auditors;

(ss)

the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Unit Shares, Warrants and Warrant Shares to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws, and the Company is entitled to avail itself of the applicable prospectus exemptions available under Applicable Securities Laws in respect of the distribution of the Unit Shares, Warrants and Warrant Shares;

(tt)

the Continuous Disclosure Materials contain no untrue statement of a material fact nor omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made;

(uu)

to the knowledge of the Company, none of the Company, the Subsidiaries nor, to the Company’s knowledge, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(vv)

no labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company and the Subsidiaries, is imminent. Except for a collective bargaining agreement to which Minera Llamarada is a party, neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Subsidiaries, no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary;

(ww)	the form of the certificate representing the Unit Shares and Warrant Shares has been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(xx)

no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, except such as have been already obtained, or as may be required, under Applicable Securities Laws;

(yy)

all information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Units, Underwriters’ Option, Option Units, and the Offering, that has been provided in writing to the Underwriters on their request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and does not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein;

(zz)

neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(aaa)

the Company (i) has taken all steps necessary to distribute the Units, Unit Shares, Warrants and Warrant Shares under this Offering in accordance with Rule 903 of Regulation S, Rule 144A, Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and, in each applicable case, similar exemptions under applicable U.S. state securities laws, and in accordance with all other United States securities laws; (ii) makes the representations, warranties and covenants applicable to it in Schedule “A” hereto; and (iii) acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement;

(bbb)

the Company is not a “related issuer” or “connected issuer” (as those terms are defined in section 1.1 of National Instrument 33-105 entitled “Underwriting Conflicts”) of any registrant involved in a trade of the Units;

(ccc)

the Company is not engaged in the business of trading in securities or exchange contracts as a principal or agent and does not hold itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent; and

(ddd)

prior to Closing, the Company will have obtained the risk acknowledgement form attached as Appendix 1 to Schedule B of the form of Canadian and Non-U.S. Subscription Agreement at the same time or before the purchaser signed the Subscription Agreement (subject to delivery of such documents by the Underwriters to the Company) and the Company will retain such signed risk acknowledgement for no less than eight years after the distribution of the Units.

4.2

Each of the Underwriters represents and warrants to the Company, severally, and not jointly, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)	it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.3

The representations and warranties of the Company and the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 13.5.

5.	ADDITIONAL COVENANTS

5.1	The Company covenants and agrees with the Underwriters that it shall:

(a)

file with the TSX-V all required documents and pay all required filing fees, and do all things required by the rules and policies of the TSX-V, in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX-V for:

(i)	the Offering; and

(ii)	the conditional listing of the Unit Shares and Warrant Shares, subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)

during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company and the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the TSX-V, applicable to the Company as a result of any such change;

In addition to the foregoing, the Company shall, in good faith, discuss with the Underwriters any material change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Company as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(c)

prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Unit Shares, Warrants and Warrant Shares to be distributed free of resale restrictions in the Qualifying Jurisdictions (except a four month and a day hold period restriction under NI 45-102, control person restrictions and restrictions under applicable U.S. securities laws), subject only to the requirements of Applicable Securities Laws;

(d)

use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(e)

use commercially reasonable efforts to maintain its listing of its common shares on the TSX-V (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(f)	deliver to the Underwriters and their legal counsel, as applicable:

(i)

at the Closing Time, such legal opinions (the “Legal Opinions”) of Koffman Kalef LLP, the Company’s legal counsel (excluding U.S. legal counsel), other legal counsel in the Qualifying Jurisdictions addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C”;

(ii)

at the Closing Time, if any Units and/or Option Units are being sold to U.S. Purchasers, in accordance with Schedule “A” hereto, a legal opinion of, Dorsey & Whitney LLP, the Company’s U.S. legal counsel (the “U.S. Legal Opinion”), addressed to the Underwriters and dated as of the Closing Date in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Unit Shares, Warrants and Warrant Shares is not required to be registered under the U.S. Securities Act;

(iii)

at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)

the Company has complied, in all material respects, with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Units and Option Units or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)

the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)

all of the representations and warranties made by the Company in this Agreement and the Ancillary Documents are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(iv)

at the Closing Time, such legal opinion (the “Title Opinion”) of the Company’s legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title to and ownership rights in Company’s material property being the Las Chispas Property;

(v)

certificates dated the Closing Date signed by the CEO of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Units and Option Units, the grant of the Underwriters’ Option, the authorization of this Agreement and the Ancillary Documents, the TSX-V listing and transactions contemplated by this Agreement and the Ancillary Documents; and the incumbency and signatures of signing officers of the Company;

(vi)

at the Closing Time, certificates of good standing (or equivalent) for the Company and the Subsidiaries, each dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(vii)

at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date; and

(viii)

at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(g)

from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement and the Ancillary Documents remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement and the Ancillary Documents materially untrue or incorrect;

(h)

during the period commencing on November 29, 2017 and ending on the date which is 120 days following the Closing Date, not, without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld, directly or indirectly issue, announce or agree to issue any common shares of the Company or any options, securities or other financial instruments exercisable or convertible into or having the right to acquire common shares of the Company, other than issuances (i) under existing director or employee stock option, bonus or purchase plans of the Company, as detailed in the Company’s most recent information circular, or (ii) as a result of the exercise of currently outstanding share purchase warrants or options or previously scheduled property payments;

(i)

prior to the Closing Date, provide evidence satisfactory to the Underwriters of the conditional approval of the TSX-V of the listing and posting for trading on the TSX-V of the Unit Shares and Warrant Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX-V in similar circumstances (the “Standard Listing Conditions”);

(j)

not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Co-Lead Underwriters’ prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(k)

during the period commencing on the date hereof and the Closing Date promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(l)

forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(m)

ensure that any news release announcing this Offering and naming the Underwriters will include substantially the following legend: “NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”, and news releases announcing this transaction will include the following statements: “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.”;

(n)	use the net proceeds of the Offering substantially in the manner set out on page 1 of this Agreement;

(o)	make management of the Company available to provide such assistance in marketing the Offering as the Underwriters may reasonably request; and

(p)	upon reasonable request from the Underwriters, to request a trading halt of the Company’s common shares on the TSX-V, as reasonably required and appropriate.

6.	UNDERWRITERS’ FEES AND EXPENSES

6.1

In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee.

6.2

Whether or not the purchase and sale of the Units shall be completed, all costs and expenses of or incidental to the sale and delivery of the Units and of or incidental to all matters in connection with the transactions herein shall be borne by the Company including (i) the Underwriters “out-of-pocket” expenses and (ii) the legal fees and disbursements of the Underwriters’ legal counsel to a maximum of $40,000 (plus disbursements and applicable taxes). However, in the event the Offering is terminated due to the failure of the Company to comply with the terms and conditions of this Agreement, then the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the fees and disbursements of the Underwriters’ legal counsel. All expenses incurred by the Underwriters or on their behalf shall be payable by the Company immediately upon receiving an invoice therefor.

6.3

The Company shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Co-Lead Underwriters and, except to the extent that an Underwriter notifies the Company in writing to the contrary, the Underwriters agree that the Co-Lead Underwriters have the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

7.	UNDERWRITING PERCENTAGES

7.1

The obligations of the Underwriters hereunder, including the obligation to purchase Units and if the Underwriters’ Option is exercised, any obligation to purchase Option Units at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Units and Option Units set out opposite the name of the Underwriters below:

National Bank Financial Inc.	40.0%

PI Financial Corp.	30.0%

Cormark Securities Inc.	25.0%

Eight Capital	5.0%

100%

7.2

In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Units or Option Units as provided in section 7.1 (a “Defaulting Underwriter”) and the percentage of Units or Option Units that have not been purchased by the Defaulting Underwriter represents 5% or less of the aggregate Units or Option Units, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Units and Option Units that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Units and Option Units pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Units or Option Units that have not been purchased by a Defaulting Underwriter represents more than 5% of the aggregate Units or Option Units, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Units and Option Units which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Units and Option Units, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others that are not in default shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Units (or in the event of the exercise of the Underwriters’ Option in whole or in part, the Option Units in respect of which the Underwriters’ Option has been exercised) or relieve from liability to the Company any Underwriter which shall be so in default.

8.	CONDITIONS PRECEDENT

8.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Co-Lead Underwriters on behalf of the Underwriters in its sole discretion:

(a)

all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder to obtain the requisite approval of the TSX-V to the Offering and to validly offer, sell and distribute the Units, grant the Underwriters’ Option and distribute the Option Units;

(b)

the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering to permit the Company to complete its obligations hereunder;

(c)

the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Legal Opinions, U.S. Legal Opinion, Officers’ Certificate, the Title Opinion and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e)

as of the Closing Time, there shall be no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Units and the Option Units that have not been made publicly available as required;

(f)

the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the number of issued and outstanding common shares of the Company;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)

there shall not have occurred since December 31, 2016, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial position or capital of the Company not disclosed in the Continuous Disclosure Materials;

(i)

the Company will have, as of the Closing Time, complied in all material respects with all of its covenants and agreements contained in this Agreement and the Ancillary Documents, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Unit Shares, Warrants and Warrant Shares on the TSX-V as required to be provided prior to the Closing Time; and

(j)

the representations and warranties of the Company contained in this Agreement and the Ancillary Documents will be true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) as if such representations and warranties had been made as of the Closing Time.

9.	CLOSING

9.1

The Company and the Underwriters shall cause the Closing to occur on December 19, 2017 or such other date as may be agreed by the Company and the Underwriters. The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Koffman Kalef LLP, legal counsel to the Company, at the Closing Time on December 19, 2017 or such other time and date as may be agreed to by the Company and the Underwriters (the “Closing Date”).

9.2

On the Closing, the Company shall provide electronic evidence of issuance of the Unit Shares and Warrants and, subject to receipt of the notice in accordance with the Underwriters’ Option, any additional Unit Shares and Warrants specified in such notice, in the names and denominations reasonably requested by the Underwriters.

9.3	At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in section 5.1(f).

9.4

If the Company has satisfied all of its obligations under this Agreement, at the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Units, less the Underwriting Fee and expenses as provided in section 6 hereof.

10.	INDEMNITY

10.1

The Company (the “Indemnitor”) hereby agrees to indemnify and hold the Underwriters, and each of the partners, directors, officers, agents, representatives and employees of the Underwriters (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any third-party claim that may be made against the Underwriters and/or the Personnel to which the Underwriters and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and the Personnel hereunder or otherwise in connection with the matters referred to in this Agreement to which this is attached, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	the Underwriters or the Personnel have been negligent or dishonest or have committed any fraudulent act in the course of such performance;

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty or fraud referred to in (a); or

(c)	the Underwriters have breached a material provision of this Agreement.

10.2

If for any reason the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then the Indemnitor and Underwriters shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the portion of the fees bear to the gross proceeds realized by the sale of the Units and the Indemnitor shall be responsible for the balance, provided that, in no event, shall the Underwriters be responsible for any amount in excess of the amount of the fees actually received by them. In the event that the Indemnitor may be entitled to contribution from the Underwriters under the provisions of any statute or law, the Indemnitor shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Underwriters are responsible and the amount of the fees received by the Underwriters.

10.3

Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit proceeding against the other party under this provision, notify such party from whom contribution may be sought. In no case shall such party, from whom contribution may be sought, be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise under this provision. The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

10.4

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Indemnitor in writing of the commencement thereof.

10.5

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters and/or the Personnel including any proceeding by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Indemnitor and/or the Underwriters and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters and/or the Personnel, the Indemnitor shall be entitled but not obligated to participate in or assume the defense thereof; provided however, that the defense shall be through legal counsel acceptable to the Underwriters, acting reasonably. In addition, the Underwriters and/or the Personnel shall also have the right to employ separate counsel in any such action and participate in the defense thereof (and the fees of such counsel shall be borne by the Underwriters) provided that:

(a)	the employment of separate counsel has been specifically authorized in writing by the Indemnitor;

(b)

the Underwriters and/or the Personnel have been advised by a written opinion of counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests; or

(c)	the Indemnitor has failed, within a reasonable period of time after receipt of notice, to assume the defense of such action or claim;

provided that the Indemnitor shall not be required to assume the fees and expenses of more than one additional counsel on behalf of all indemnified parties. Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

10.6

In the event that the Underwriters are requested or authorized by the Indemnitor or is required by government regulation, subpoena, or other legal process to produce documents as evidence or personnel as witnesses with respect to the Underwriters' services for the Indemnitor, the Indemnitor will reimburse the Underwriters for their professional time (on a normal per diem rate) and expenses, including the reasonably incurred fees and expenses of their counsel incurred in responding to such requests. The Indemnitor will also promptly reimburse the Underwriters for reasonably incurred expenses (including reasonably incurred legal counsel fees and expenses) as they are incurred in connection with enforcing this Article 10.

10.7

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

11.	TERMINATION OF AGREEMENT

11.1

Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any material conditions in favour of the Underwriters shall entitle the Underwriters to terminate in accordance with section 11.2(d) their obligation to purchase the Units and any Option Units by written notice to that effect given to the Company prior to the Closing Time. The Company shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non- compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

11.2

In addition to the completion of satisfactory due diligence by the Closing Date, and any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase Units and any Option Units may be terminated by the Co-Lead Underwriters, on behalf of the Underwriters, upon delivery of written notice to the Company at any time up to the Closing of the Offering if at any time prior to the Closing of the Offering:

(a)

there shall have occurred any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Company, or, change in any material fact, or have arisen or been discovered any new material fact or the Underwriters shall have become aware of any undisclosed material fact, that would be expected to, in the opinion of Co-Lead Underwriters, acting reasonably, on behalf of the Underwriters, have a material adverse effect on the market price or value of the common shares of the Company; or

(b)

any inquiry, action, suit, investigation or other proceeding (formal or informal) is made, announced or threatened, or any order is issued, or any law or regulation is promulgated, changed or announced, by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX-V or any securities regulatory authority, which, in the opinion of Co-Lead Underwriters, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Company; or

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Co-Lead Underwriters materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole; or

(d)	the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false; or

(e)	the Company is required to obtain the approval of any of its security holders in order to close the Offering.

11.3

The Co-Lead Underwriters shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 11.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Co-Lead Underwriters to exercise their rights under section 11.2, on behalf of the Underwriters, at any time prior to or at the Closing Time.

11.4

The rights of termination contained in this Article 11 as may be exercised by the Co-Lead Underwriters, on behalf of Underwriters, are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non- compliance by the Company in respect of any of the matters contemplated by this Agreement.

11.5

If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriters shall be limited to the Company’s obligations under subsection 5.1(j), section 6, section 10 and section 11.

12.	RELATIONSHIP WITH THE TMX GROUP LIMITED

12.1

National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and National Bank Financial Inc. has a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX-V and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of such dealer supplying or continuing to supply a product or service.

13.	GENERAL

13.1

Any notice to be given hereunder shall be in writing and may be given by electronic mail (email), facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

SilverCrest Metals Inc.
#501 - 570 Granville Street
Vancouver, BC, V6C 3P1

Attention:	N. Eric Fier
Fax No.:	604-357-1313
Email:	eric@silvercrestmetals.com

with a copy to:

Koffman Kalef LLP
885 W Georgia Street
Vancouver, BC V6C 3H4

Attention:	Bernard Poznanski
Fax No.:	604-891-3788
Email:	bp@kkbl.com

and in the case of the Underwriters, be addressed and emailed, faxed or delivered to each of:

National Bank Financial Inc.
#3300 - 666 Burrard Street
Vancouver, BC V6C 2X8

Attention:	Darren Grant
Fax No.:	[redacted]
Email:	[redacted]

PI Financial Corp.
#1900 - 666 Burrard Street
Vancouver, BC V6C 3N1

Attention:	Dan Barnholden
Fax No.:	[redacted]
Email:	[redacted]

Cormark Securities Inc.
#2800 - 200 Bay Street
Toronto, ON M5J 2J2

Attention:	David Sadowski
Fax No.:	[redacted]
Email:	[redacted]

Eight Capital
Attention:	Patrick McBride
Email:	[redacted]

with a copy to:

Borden Ladner Gervais LLP
1200 Waterfront Centre, 200 Burrard Street
Vancouver, BC V7X 1T2

Attention:	Graeme D. Martindale
Fax No.:	[redacted]
Email:	[redacted]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

13.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 13.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

13.3

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” offering letter dated November 29, 2017.

13.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

13.5

Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive and continue in full force and effect, regardless of the closing of the sale of the Units and any Option Units and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in Section 10, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

13.6

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

13.7

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

13.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

13.9

This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Company and the Underwriters irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

13.10	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

[Remainder of page intentionally left blank]

13.11

The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

NATIONAL BANK FINANCIAL INC.

By:		“Darren Grant”
	Name:	Darren Grant
	Title:	Director

PI FINANCIAL CORP.

By:		“Dan Barnholden”
	Name:	Dan Barnholden
	Title:	Managing Director

CORMARK SECURITIES INC.

By:		“David Sadowski”
	Name:	David Sadowski
	Title:	Managing Director

EIGHT CAPITAL

By:		“Patrick McBride”
	Name:	Patrick McBride
	Title:	Principal

The foregoing is accepted and agreed to on December 19, 2017, effective as of the date appearing on the first page of this Agreement.

SILVERCREST METALS INC.

By:		“Nathan Eric Fier”
	Name:	Nathan Eric Fier
	Title:	Chief Executive Officer & President

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

1.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

(a)	“affiliate” means “affiliate” as defined in Rule 405 under the U.S. Securities Act;

(b)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Unit Shares, Warrants or Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Unit Shares, Warrants or Warrant Shares;

(c)	“Disqualification Event” means any disqualification event described in Rule 506(d)(1) under Regulation D;

(d)

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S; without limiting the foregoing, but for greater clarity, it means any issuer that is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50% of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents, (B) more than 50% of the assets of the issuer are located in the United States, or (C) the business of the issuer is administered principally in the United States;

(e)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or any other telecommunications medium, including electronic display or television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(i)

“U.S. Accredited Investor Certificate” means the U.S. Accredited Investor Certificate in the form attached as Schedule “B” to the U.S. Subscription Agreement prepared for U.S. Purchasers that are U.S. Institutional Accredited Investors and, for the purposes of the President’s List, U.S. Accredited Investors;

(j)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(k)

U.S. Qualified Institutional Buyer Letter” means the Qualified Institutional Buyer Letter in the form attached as Schedule “C” to the Subscription Agreement prepared for U.S. Purchasers that are Qualified Institutional Buyers.

2.	Representations, Warranties and Covenants of the Underwriters

The Underwriters, through their U.S. Affiliates, may offer the Unit Shares, Warrants, or Warrant Shares to U.S. Purchasers that are (A) Qualified Institutional Buyers to whom such securities shall be resold directly by the Underwriters pursuant to Rule 144A, or (B) U.S. Institutional Accredited Investors to whom such securities shall be sold by the Company, as Substituted Purchasers, pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and, in each case, applicable state securities laws, on the terms and subject to the conditions of this Schedule “A”. In connection therewith, each of the Underwriters represents, warrants and covenants that:

(a)

It acknowledges that none of the Unit Shares, Warrants, or Warrant Shares have been nor will be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and any U.S. state securities laws. It has not offered and sold, and will not offer and sell, any Unit Shares, Warrants or Warrant Shares constituting part of its allotment, except (i) in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) to U.S. Purchasers as provided in paragraphs (b) through (l) below. Accordingly, none of the Underwriters, the U.S. Affiliates, any of their affiliates or any persons acting on their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Unit Shares, Warrants or Warrant Shares.

(b)

It has not entered into and will not enter into any contractual arrangement with respect to the distribution of the Unit Shares, Warrants and Warrant Shares, except with its affiliates or the U.S. Affiliates without the prior written consent of the Company. It shall require each U.S. Affiliate and each other affiliate to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and each other affiliate complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or other affiliate, as applicable.

(c)

All offers and sales of Unit Shares, Warrants and Warrant Shares in the United States shall be made through a U.S. Affiliate in compliance with all applicable U.S. broker-dealer requirements. Each such U.S. Affiliate is, and will be on the  date of each offer or sale of Units or Option Units in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

(d)

In connection with offers and sales of Unit Shares, Warrants and Warrant Shares in the United States, or to, or for the account or benefit of, U.S. Persons, none of it, its U.S. Affiliate, its other affiliates or any person acting on its or their behalf has engaged or will engage in (i) any form of General Solicitation or General Advertising, or (ii) any conduct in the United States involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(e)

Any offer, sale or solicitation of an offer to buy Unit Shares, Warrants or Warrant Shares to U.S. Purchasers has been or will be made solely to persons that the Underwriter, or its U.S. Affiliate, (i) had a pre-existing business relationship with and had, and continue to have, reasonable grounds to believe were Qualified Institutional Buyers and/or U.S. Institutional Accredited Investors, as applicable, immediately prior to making any such offer and on the date hereof, and (ii) was in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Unit Shares, Warrants or Warrant Shares (i.e., that it is a sophisticated investor).

(f)

Prior to any (i) resale of Units or Option Units by an Underwriter, through its U.S. Affiliate, to any U.S. Purchaser (that is a Qualified Institutional Buyer), it  will cause such Qualified Institutional Buyer to execute and deliver U.S. Subscription Agreement and the U.S. Qualified Institutional Buyer Letter;  and (ii) sale of Units or Option Units to any U.S. Purchaser (that is a U.S. Institutional Accredited Investor) by the Company (as a Substituted  Purchaser), it will cause such U.S. Institutional Accredited Investor to execute and deliver the U.S. Subscription Agreement and the U.S. Accredited Investor Certificate, and copies of each executed and delivered U.S. Subscription Agreement and U.S. Qualified Institutional Buyer Letter and/or U.S. Accredited Investor Certificate, as applicable, shall be delivered at Closing.

(g)

At least one business day prior to the Closing Date, it will provide the transfer agent, the Company and its counsel with a list of each purchaser of the Unit Shares, Warrants and Warrant Shares in the United States or that was offered Unit Shares, Warrants or Warrant Shares in the United States.

(h)

At Closing, each Underwriter and U.S. Affiliate who made offers or sales of the Unit Shares, Warrants or Warrant Shares in the United States will (i) provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Unit Shares, Warrants and Warrant Shares in the United States.

(i)

All Unit Shares, Warrants and Warrant Shares sold to a U.S. Institutional Accredited Investor that is in the United States or that was offered Unit Shares, Warrants or Warrant Shares in the United States will bear a legend to the effect contained in the form of U.S. Subscription Agreement used for the Offering.

(j)

None of it, its affiliates or any person acting on its or their behalf has engaged or will engage, directly or indirectly, in any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Unit Shares, Warrants or Warrant Shares.

(k)

As of the Closing Date, with respect to Units or Option Units to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, each Underwriter represents that none of (i) the Underwriter (or its U.S. Affiliate), (ii) the Underwriter’s (or its U.S. Affiliate’s) general partners or managing members, (iii) the Underwriter’s (or its U.S. Affiliate’s) directors, executive officers or other officers participating in the offering of the Units or Option Units, (iv) Underwriter’s (or its U.S. Affiliate’s) general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Units or Option Units or (v) other person associated with any of the above persons, including any selling group members and any such persons related to such selling group members, that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Units or Option Units (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event.

(l)

As of the Closing Date, the Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Units or Option Units.

3.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants that:

(a)	The Company is a Foreign Issuer with no Substantial U.S. Market Interest in its common shares.

(b)

The Company is not, and as a result of the sale of the Unit Shares, Warrants or Warrant Shares contemplated hereby will not be, required to be registered as an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(c)

Except with respect to offers and sales to U.S. Purchasers in reliance upon exemptions from registration under the U.S. Securities Act and state securities laws, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Unit Shares, Warrants or Warrant Shares to a person in the United States; or (ii) any sale of Unit Shares, Warrants or Warrant Shares unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States or (B) such offeror reasonably believes that the purchaser is outside the United States.

(d)

None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make any Directed Selling Efforts with respect to the Unit Shares, Warrants or Warrant Shares.

(e)

None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Unit Shares, Warrants or Warrant Shares in the United States.

(f)

Any offer, sale or solicitation of an offer to buy Unit Shares, Warrants or Warrant Shares to U.S. Purchasers by the Company on the President’s List, has been or will be made solely to persons that the Company (i) had a pre-existing business relationship with and had, and continue to have, reasonable grounds to believe were Qualified Institutional Buyers and/or U.S. Accredited Investors, as applicable, immediately prior to making any such offer and on the date hereof, and (ii) was in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Unit Shares, Warrants or Warrant Shares (i.e., that it is a sophisticated investor).

(g)

Prior to any sale of Units to any U.S. Purchaser on the President’s List, the Company will cause such U.S. Purchaser to execute and deliver the U.S. Subscription Agreement and the U.S. Qualified Institutional Buyer Letter and/or U.S. Accredited Investor Certificate, as applicable, and cause such U.S. Subscription Agreement and U.S. Qualified Institutional Buyer Letter and/or U.S. Accredited Investor Certificate, as applicable, to be delivered at Closing.

(h)

Any material document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Unit Shares, Warrants or Warrant Shares include, or will include, statements to the effect that the securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless exemptions from the registration requirements of the U.S. Securities Act and state securities laws are available. Such statements have appeared, or will appear in any press release or other public statement made or issued by the Company or anyone acting on the Company’s behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant) in connection with the Unit Shares, Warrants or Warrant Shares.

(i)

The Company has not sold, offered for sale or solicited any offer to buy, during the period beginning six months prior to the start of the Offering, and will not sell, offer for sale or solicit any offer to buy, during the period ending six months after the completion of the Offering, any of its securities in the United States in a manner that would be integrated with and would cause either of the exemptions from registration provided by Rule 506 of Regulation D, Rule 144A, Section 4(a)(2) of the U.S. Securities Act, or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Unit Shares, Warrants or Warrant Shares pursuant to this Schedule “A”.

(j)

The Unit Shares, Warrants and Warrant Shares are not, and as of the Closing Time, will not be, and no securities of the same class as the Unit Shares, Warrants and Warrant Shares are or will be, (i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted.

(k)

None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Unit Shares, Warrants or Warrant Shares.

(l)

The Company covenants and agrees that it, its affiliates and any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates or any person acting on any of their behalf, in respect of which no representation is made) will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Units or Option Units and is not aware of any person (other than any Dealer Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Units or Option Units.

(m)

As of the Closing Date, with respect to the offer and sale of the Units or Option Units, neither the Company nor any of its or their predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Company participating in the offering of the Units or Option Units, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act ) connected with the Company in any capacity at the time of sale of the Units or Option Units (other than any Dealer Covered Person, as to whom no representation is made) is subject to any Disqualification Event.

(n)

The Company will, within prescribed times, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Units or Option Units.

EXHIBIT A
TO SCHEDULE “A”
UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of Units of SilverCrest Metals Inc. (the “Company”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December 19, 2017, among the Company, National Bank Financial Inc., PI Financial Corp., Cormark Securities Inc. and Eight Capital, the undersigned hereby certifies as follows:

(a)

the undersigned is on the date hereof, and was on the date of each offer and sale of Unit Shares, Warrants or Warrant Shares made in the United States, a duly registered broker or dealer with the U.S. Securities and Exchange Commission and in each applicable state pursuant to such state’s broker-dealer laws (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, and all offers and sales of Unit Shares, Warrants or Warrant Shares in the United States will be effected in accordance with all U.S. federal and state broker-dealer requirements and in compliance with, or pursuant to exemptions from, the registration or qualification requirements of all applicable state securities laws;

(b)	no written material was used or will be used in connection with the offer and sale of the Unit Shares, Warrants or Warrant Shares in the United States;

(c)

each offeree in the United States was a Qualified Institutional Buyer or a U.S. Institutional Accredited Investor and, on the date hereof, each person purchasing Unit Shares, Warrants or Warrant Shares in the United States or that was offered Unit Shares, Warrants or Warrant Shares in the United States is a Qualified Institutional Buyer or a U.S. Institutional Accredited Investor;

(d)

no form of General Solicitation or General Advertising was used by the undersigned in connection with the offer or sale of the Unit Shares, Warrants or Warrant Shares in the United States, nor have the undersigned solicited offers for or offered to sell the Unit Shares, Warrants or Warrant Shares by any means involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)

immediately prior to transmitting any materials to an offeree of Unit Shares, Warrants or Warrant Shares in the United States, the undersigned had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or a U.S. Institutional Accredited Investor;

(f)

prior to any sale of Unit Shares, Warrants or Warrant Shares to a U.S. Institutional Accredited Investor that was purchasing the Unit Shares, Warrants or Warrant Shares pursuant to Rule 506 of Regulation D, the undersigned caused each such purchaser to execute the form of U.S. Subscription Agreement and a U.S. Accredited Investor Certificate (attached as Schedule “B”to the form of U.S. Subscription Agreement for U.S. Institutional Accredited Investors) or a U.S. Qualified Institutional Buyer Letter (attached as Schedule “C” to the form of U.S. Subscription Agreement for Qualified Institutional Buyers) as applicable, used for the Offering;

(g)

none of the undersigned, or their respective affiliates or any person acting on any of their behalf, has taken or will take any action, directly or indirectly, that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Unit Shares, Warrants or Warrant Shares; and

(h)

all offers and sales of the Unit Shares, Warrants and Warrant Shares in the United States have been conducted in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto), unless otherwise defined herein.

DATED this ______day of ___________________, 2017.

[Underwriter]	[US Affiliate of Underwriter]

By:		By:
	Authorized Signatory		Authorized Signatory

SCHEDULE “B”

OUTSTANDING CONVERTIBLE SECURITIES

Warrants

The following table sets forth details for all common share purchase warrants of the Company that were issued but not yet exercised or expired prior to the date of this Agreement.

	Number of warrants
Date of Issue	issued	Exercise Price ($)	Expiry Date

December 6, 2016	2,616,250	$3.00	December 6, 2018

Stock Options

The following table sets forth details for all outstanding stock options of the Company that were issued under the Company’s stock option plan.

	Number of options
Date of Grant	outstanding	Exercise Price ($)	Expiry Date

December 9, 2015	2,250,000	$0.16	December 9, 2020

October 17, 2016	100,000	$2.56	October 17, 2021

December 9, 2016	1,525,000	$2.30	December 9, 2021

January 3, 2017	100,000	$2.55	January 3, 2022

August 4, 2017	850,000	$1.88	August 4, 2022

B-1

SCHEDULE “C”

LEGAL OPINION

(a)

each of the Company and its Subsidiaries is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)

each of the Company and its Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Continuous Disclosure Materials and to own, lease and operate its property and assets described in the Continuous Disclosure Materials and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and the Ancillary Documents and to carry out the transactions contemplated hereby and thereby;

(c)	the Company’s ownership interest in its Subsidiaries;

(d)	the authorized and issued capital of the Company and of its Subsidiaries;

(e)

all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the Ancillary Documents and the performance by the Company of its obligations hereunder and thereunder and to authorize the issuance, sale and delivery of the Units and Option Units and the grant of the Underwriters’ Option;

(f)

the Unit Shares have been (and the Warrant Shares when issued will be) validly created and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor;

(g)	the Warrants have been validly created and will be issued by the Company upon full payment therefor;

(h)	the Warrant Shares have been reserved for issuance by the Company;

(i)

the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and the Ancillary Documents and perform its obligations under this Agreement and the Ancillary Documents; and (ii) to issue the Unit Shares, Warrants and Warrant Shares;

(j)

this Agreement and the Ancillary Documents have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement and the Ancillary Documents may be limited by applicable law;

(k)

the execution and delivery of this Agreement and the Ancillary Documents, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Units and Option Units do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(l)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(m)

the TSX-V has conditionally approved the Offering subject to completion of the steps to be taken and the filing of the documents set out in the conditional approval letter from the TSX-V in connection with the Offering;

(n)

the offering, sale, issuance and delivery of the Unit Shares and Warrants comprised in the Units by the Company to purchasers of Units are exempt from the prospectus requirements of Applicable Securities Laws in the Qualifying Jurisdictions and no prospectus or other documents are required to be filed, proceedings required to be taken or approvals, permits, consents or authorizations of regulatory authorities required to be made, taken or obtained by the Company from the Commissions under Applicable Securities Laws to permit such offering, sale, issuance and delivery of such securities by the Company, other than the filing by or on behalf of the Company, within 10 days from the date of the distribution of such securities by the Company to purchasers of Units, of a report of the trade on Form 45-106F1, together with the requisite filing fees prepared and executed in accordance with Applicable Securities Laws;

(o)

no prospectus will be required and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent or authorization of any regulatory authority in the Qualifying Jurisdictions will be required to be obtained by the Company from the Commissions under Applicable Securities Laws to permit the issue by the Company of the Warrant Shares to purchasers of Units, upon the due exercise of the Warrants, in accordance with the terms and conditions thereof;

(p)

the first trade by a purchaser of Unit Shares, Warrants and Warrant Shares in the Qualifying Jurisdictions, other than a trade which is otherwise exempt under Applicable Securities Laws, will be a distribution and will be subject to the prospectus requirements of Applicable Securities Laws unless:

(i)

at the time of such trade, the Company is and has been a “reporting issuer” (within the meaning of Applicable Securities Laws) in a “jurisdiction” (as such term is defined in National Instrument 14-101 - Definitions (“NI 14-101”)) in Canada, for the four months immediately preceding such trade;

(ii)	at the time of such trade, at least four months have elapsed from the date of distribution of the Units;

(iii)

certificates, if any, representing Unit Shares, Warrants and, to the extent issued prior to four months and one day after the distribution date of the Units, Warrant Shares were issued carrying the legend required by subsection 2.5(2)3(i) of National Instrument 45-102 - Resale of Securities (“NI 45-102”), or, if the circumstances in subsection 2.5(2)3.1 of NI 45-102 apply, the purchaser received written notice containing the legend restriction notation set out in subsection 2.5(2)3(i) of NI 45-102;

(iv)	such trade is not a “control distribution” as defined in NI 45-102;

(v)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(vi)	no extraordinary commission or consideration is paid to a person or company in respect of such trade; and

(vii)

if the seller is an “insider” or “officer” of the Company (as such terms are defined under Applicable Securities Laws), the seller has no reasonable grounds to believe that the Company is in default of “securities legislation”, as such term is defined in NI 14-101; and

(q)

the Company is a reporting issuer under the Applicable Securities Laws of Qualifying Jurisdictions in which there are Substituted Purchasers and is not included in a list of defaulting reporting issuers maintained by the Commissions in such Qualifying Jurisdictions.

SCHEDULE “D”

LIST OF PROPERTY RIGHTS

Concession Name	Title Number	Registration Date	End Date	Surface Area (ha)	Concession Holder
CRUZ DE MAYO 2	224223	4/22/2005	4/21/2055	433.52	Minera Llamarada
EL GUERIGUITO*	165535	10/31/1979	10/30/2029	18.0	Minera Llamarada
EL BERVANO FRACCION 1	212027	8/25/2000	8/24/2050	53.4183	Local Mexican company
EL BERVANO FRACCION 2	212028	8/25/2000	8/24/2050	0.9966	Local Mexican company
LAS CHISPAS UNO	188661	11/29/1990	11/28/2040	33.711	Local Mexican company
EL SIETE	184913	12/6/1989	12/5/2039	43.239	Local Mexican company
BABICANORA GRANDE	159377	10/29/1973	10/28/2023	16.00	Local Mexican company
FERNANDEZ LEAL	190472	4/29/1991	4/28/2041	3.1292	Local Mexican company
GUILLERMO TELL	191051	4/29/1991	4/28/2041	5.6521	Local Mexican company
LIMANTOUR	191060	4/29/1991	4/28/2041	4.5537	Local Mexican company
SAN GOTARDO	210776	11/26/1999	11/25/2049	3.6171	Local Mexican company
LAS CHISPAS	156924	5/12/1972	5/11/2022	4.47	Local Mexican company
ESPIRITU SANTO FRACC. I	217589	8/6/2002	8/5/2052	733.3232	Local Mexican company
ESPIRITU SANTO FRACC. II	217590	8/6/2002	8/5/2052	0.877	Local Mexican company
LA CRUZ	223784	2/15/2005	2/14/2055	14.436	Local Mexican company
LOPEZ **	190855	4/29/1991	4/28/2041	1.72	Local Mexican company
NUEVO BABICANORA FRACC. I	235366	11/18/2009	11/17/2059	392.5760	Cirett-Cruz

D-1

Concession Name	Title Number	Registration Date	End Date	Surface Area (ha)	Concession Holder
NUEVO BABICANORA FRACC. II	235367	11/18/2009	11/17/2059	9.8115	Cirett-Cruz
NUEVO BABICANORA FRACC. III	235368	11/18/2009	11/17/2059	2.2777	Cirett-Cruz
NUEVO BABICANORA FRACC. IV	235369	11/18/2009	11/17/2059	3.6764	Cirett-Cruz
NUEVO LUPENA***	212971	2/20/2001	2/19/2051	13.0830	Gutierrez-Perez- Ramirez
PANUCO II ****	193297	Pending	Pending	12.93	Gutierrez-Perez- Ramirez
LA VICTORIA *****	216994	6/5/2002	6/4/2052	24.0000	Morales-Fregoso

Notes:

* El Gueriguito concession is subject to a 2.5% net smelter return in favour of Minera Looker, to a maximum of $1,000,000. Minera Llamarada has delivered notice of termination of the agreement relating to this concession.

**Lopez: Property Option is subject to area of interest under the Local Mexican Company agreement. Minera Llamarada has a 66.7% option on Lopez—remainder is owned by local persons.

***Nuevo Lupena; A 2% Net Smelter Return royalty is payable to the current concession holder Gutierrez-Perez-Ramirez of the NUEVO LUPENA and PANUCO II (pending registry) concessions for material that has processed grades of equal to or greater than 40 ounces per tonne of silver and 0.5 ounce per tonne of gold, combined.

****Panuco II: Concession status currently is “cancelled” – revision recourse seeking reinstatement is pending.

*****La Victoria: Option is subject to a registered lien by the Mexico government. Morales-Fregoso is required to remove the lien under the Company agreement.

D-2

SCHEDULE “E”

SUBSIDIARIES

The subsidiaries of the Company are as follows:

•	Compañia Minera La Llamarada, S.A. de C.V. held as to 49,999 shares by NorCrest Metals Inc. and as to 1 share by Anne Yong in trust for the Company; and

•	NorCrest Metals Inc. held as to 50,099 shares by the Company.

E-1